FORUM FUNDS II

INVESTMENT ADVISORY AGREEMENT

Appendix A

(As amended December 8, 2016)

Fund	Fee as a % of the Annual Average Daily Net Assets of the Fund	Effective Date
NWS International Property Fund	0.75%	March 26, 2015
NWS Global Property Fund	0.75%	December 8, 2016

FORUM FUNDS II

/s/ Jessica Chase Jessica Chase President, Forum Funds II

NORTHWOOD SECURITIES, LLC

/s/ James Rehlaender James Rehlaender CEO, Northwood Securities LLC